As filed with the Securities and Exchange Commission on June 5, 2007
================================================================================

Registration No.333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM F-6/A
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                 NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                 CAYMAN ISLANDS
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS

             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 +1 212 250 9100

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              CT Corporation System
                                111 Eighth Avenue
                               New York, NY 10011
                                 +1 212 664 1666

       (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

       Francis Fitzherbert-Brockholes                David T. Zhang
             White & Case LLP                        John T. Otoshi
            5 Old Broad Street                    Latham & Watkins LLP
              London EC2N 1DW               41st Floor, One Exchange Square
             +44 20 7532 1400                  8 Connaught Place, Central
                                                       Hong Kong
                                                    +852 2522 7886

It is proposed that this filing become
effective under Rule 466:                          [ ]  immediately upon filing.
                                                   [ ]  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: [X]

                         CALCULATION OF REGISTRATION FEE

----------------------------------------  --------------  ------------------  ----------------------------  ----------------------
                                                           Proposed Maximum
         Title of Each Class of            Amount to be     Aggregate Price       Proposed Maximum                Amount of
      Securities to be Registered           Registered         Per Unit(*)    Aggregate Offering Price(**)   Registration Fee(***)
----------------------------------------  --------------  ------------------  ----------------------------  ----------------------
American Depositary Shares evidenced by     40,000,000           $5.00                 $2,000,000                    $214.00
American Depositary Receipts, each
American Depositary Share representing
4 Common Shares, par value $0.01 per
share, of New Oriental Education &
Technology Group Inc.
----------------------------------------  --------------  ------------------- ----------------------------  ----------------------

(*)     Each unit represents one hundred American Depositary Shares.

(**) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

(***) Registration Fees paid in connection with the initial registration of American Depositary Shares on Registration Statement No. 333-136862.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

================================================================================

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibits A and B to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

ITEM NUMBER AND CAPTION                    LOCATION IN FORM OF AMERICAN
                                           DEPOSITARY RECEIPT FILED
                                           HEREWITH AS PROSPECTUS

1.    Name of depositary  and address      Face of Receipt, Introductory Article
      of its  principal  executive
      office

2.    Title of Receipts and identity of    Face of Receipt, Introductory Article
      deposited securities

      Terms of Deposit:

      (a)   The amount of deposited        Face of Receipt, Introductory Article
            securities  represented by     upper right corner
            one American Depositary
            Share

      (b)   The  procedure  for  voting,   Reverse of Receipt, Article 15
            if  any,  the  deposited
            securities

      (c)   The collection and             Reverse of Receipt, Article 13
            distribution of dividends

      (d)   The   transmission  of         Face of Receipt, Article 12, Reverse
            notices, reports and proxy     of Receipt, Articles 14 and 15
            soliciting material

      (e)   The sale or exercise of        Face of Receipt, Articles 2 and 6,
            rights                         Reverse of Receipt, Articles 13, 16
                                           and 21

      (f)   The  deposit  or sale  of      Reverse  of   Receipt,   Articles  13
            securities  resulting  from    and 16
            dividends, splits or plans
            of reorganization

      (g)   Amendment,  extension  or      Reverse of Receipt, Articles 20 and
            termination  of the deposit    21 (no provision for extension)
            arrangements

      (h) Rights of holders of Receipts Face of Receipt, Article 12 to inspect the transfer books of the depositary and the list of holders of Receipts

      (i)   Restrictions upon the right    Face of Receipt, Articles 2, 3 and 4
            to deposit or withdraw the
            underlying securities

      (j)   Limitation upon the liability  Face of Receipt, Articles 6 and 10,
            of the depositary              Reverse of Receipt, Articles 15, 16
                                           17, 18 and 21

3.    Fees and Charges                     Face of Receipt, Article 9

ITEM 2. AVAILABLE INFORMATION

New Oriental Education & Technology Group Inc. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 100 F Street, N.E., Washington D.C. 20549, at the principal executive office of the Depositary and, where made available by the Commission, on the Commission's website (www.sec.gov).

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

(a)(1) Form of Deposit Agreement by and among the Company, Deutsche Bank Trust Company Americas as depositary (the "Depositary"), and all Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A and B thereto. Previously filed as Exhibit (a) to Form F-6 (File No. 333-136862), dated August 24, 2006 and incorporated herein by reference.

(a)(2) Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Company and Deutsche Bank Trust Company Americas, as depositary (the "Depositary") (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A and B thereto). Filed herewith as Exhibit (a)(2).

(c) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed as Exhibit (d) to Form F-6 (File No. 333-136862), dated August 24, 2006 and incorporated herein by reference.

(e)     Certification under Rule 466. Not Applicable.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Filed with Form F-6
        (File No. 333-136862), dated August 24, 2006 and incorporated herein by reference.

ITEM 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6/A are met and has duly caused this Registration Statement on Form F-6/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on June 5, 2007.

                                           Legal entity created by the Deposit
                                           Agreement for the issuance of
                                           American Depositary Receipts
                                           evidencing American Depositary
                                           Shares, each representing 4 Common
                                           Shares, par value $0.01 each, of the
                                           Company.

                                           DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                           solely in its capacity as Depositary


                                           By: /s/ Tom Murphy
                                               ---------------------------------
                                           Name:  Tom Murphy
                                           Title: Vice President


                                           By: /s/ Jeff Margolick
                                               ---------------------------------
                                           Name:  Jeff Margolick
                                           Title: Director

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, New Oriental Education & Technology Group Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6/A are met and has duly caused this Registration Statement on Form F-6/A to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People's Republic of China on June 5, 2007.

                                            NEW ORIENTAL EDUCATION & TECHNOLOGY
                                            GROUP INC.


                                            By: /s/ Michael Minhong Yu
                                                --------------------------------
                                            Name:  Michael Minhong Yu
                                            Title: Chairman and Chief
                                                   Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6/A has been signed by the following persons in the following capacities on June 5, 2007.

Name                                     Title


By:   /s/ Michael Minhong Yu             Chairman and Chief  Executive  Officer
      -----------------------------      (Principal  Executive Officer)
Name: Michael Minhong Yu


By:          *                           Chief Financial Officer (Principal
      -----------------------------      Financial Officer)
Name: Louis T. Hsieh


By:          *                           Director  of Finance  and  Controller
      -----------------------------      (Principal  Accounting Officer)
Name: Ping Wei


By:          *                           Director
      -----------------------------
Name: Chenggang Zhou


By:          *                           Director
      -----------------------------
Name: Xiaohong Chen

       SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF THE
                                   REGISTRANT

Pursuant to the requirements of the Securities Act, the duly authorized representative in the United States of the Registrant, has signed this Registration Statement or amendment thereto in Newark, Delaware on June 5, 2007.

                                 PUGLISI & ASSOCIATES

                                 Donald J. Puglisi, as authorized representative


                                 By: /s/ Donald J. Puglisi
                                     -------------------------------------------
                                 Name:  Donald J. Puglisi
                                 Title: Managing Director, Puglisi & Associates

                                INDEX TO EXHIBITS

                                                                   Sequentially
Exhibit Number                                                     Numbered Page
--------------  -------------------------------------------------  -------------

(a)(2) Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Company and Deutsche Bank Trust Company Americas, as depositary (the "Depositary") (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A and B thereto).